EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED
 (the "Fund")

	On April 21, 2009, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purposes: (i) election of Directors of the Fund ("Proposal
1") and (ii) to approve a change to the Fund's fundamental investment policy regarding concentration of investments ("Proposal 2"). The proposals were approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                    For        Withheld

Common Stock
David Gale           6,767,516      194,868


Proposal 2: Approve a change to the Fund's fundamental investment policy regarding concentration of investments.

                                            For        Against    Abstain

Common Stock and Preferred Stock,         5,033,785    133,175    92,685
voting together as a single class

Preferred Stock, voting as a separate class  389          75         0


Donald F. Crumrine, Morgan Gust, Karen H. Hogan and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.